                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 7)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           Century Properties Fund XIX
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                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                                Fox Partners II
                       Fox Capital Management Corporation
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                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                     $10,668,102                      $1,255.64

* For purposes of calculating the fee only. This amount assumes the purchase of 35,560.34 units of limited partnership interest of the subject partnership for $300.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,255.64           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 7 TO SCHEDULE TO

         This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, Amendment No. 3 filed on April 27, 2005, Amendment No. 4 filed on May 31, 2005, Amendment No. 5 filed on June 7, 2005, and Amendment No. 6 filed on June 28, 2005 (as amended, the "Schedule TO"). This Amendment No. 7 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $300.00 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated June 6, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

         On July 8, 2005, AIMCO Properties, L.P. mailed a supplement (the "Supplement") to the holders of Units of the Partnership to supplement and amend the Offer and issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on July 12, 2005, to midnight, New York City time, on July 15, 2005. Copies of the Supplement and press release have been filed as Exhibits (a)(21) and (a)(22), respectively, to this Amendment No. 7.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (c)(2)-(3) The information set forth in the Supplement under "Valuation of Units - Misty Woods Apartments," "-- Greenspoint Apartments," "-- Sands Point Apartments" and "Balloon Payments on Mortgage Debt" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (b) The information set forth in the Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(21) Supplement to Amended and Restated Offer to Purchase, dated July 8, 2005.

         (a)(22)  Press Release, dated July 8, 2005.

         (c)(11)  Appraisal of Greenspoint Apartments by CB Richard Ellis

         (c)(12)  Appraisal of Sands Point Apartments by CB Richard Ellis

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (c) The information set forth in the Supplement under "Valuation of Units - Misty Woods Apartments" is incorporated herein by reference.

         ITEM 8. FAIRNESS OF THE TRANSACTION.

                  (a)-(b) The information set forth in the Supplement under "Valuation of Units" and "Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference.

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a)-(c) The information set forth in the Supplement under "Position of the General Partner of Your Partnership With Respect to the Offer" and "Third-Party Appraisals" is incorporated herein by reference.

         ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  (e) The information set forth in the Supplement under "Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference.

         ITEM 15. ADDITIONAL INFORMATION.

                  (b) The information set forth in the Supplement is incorporated herein by reference.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX PARTNERS II

                                             By: FOX CAPITAL MANAGEMENT
                                                 CORPORATION
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX CAPITAL MANAGEMENT CORPORATION

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

      EXHIBIT NO.       DESCRIPTION
      -----------       -----------
      (a)(21)           Supplement to Amended and Restated Offer to Purchase dated July 8,
                        2005.

      (a)(22)           Press Release, dated July 8, 2005.

      (c)(11)           Appraisal of Greenspoint Apartments by CB Richard Ellis.

      (c)(12)           Appraisal of Sands Point Apartments by CB Richard Ellis.
